COHEN & STEERS SECURITIES, LLC

280 Park Avenue

New York, NY 10017

VIA EDGAR

December 17, 2013

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: John Grzeskiewicz, Senior Counsel

Re:	Cohen & Steers MLP & Energy Opportunity Fund, Inc.

Registration No. 333-189934; 811-22867

Dear Mr. Grzeskiewicz:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned hereby joins in the request of Cohen & Steers MLP & Energy Opportunity Fund, Inc. that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective as soon as possible on December 19, 2013 or as soon as possible thereafter.

Very truly yours,

COHEN & STEERS SECURITIES, LLC

By:	/s/ Tina M. Payne
Secretary

COHEN & STEERS MLP & ENERGY OPPORTUNITY FUND, INC.

280 Park Avenue, 10th floor

New York, NY 10017

VIA EDGAR

December 17, 2013

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: John Grzeskiewicz, Senior Counsel

Re:	Cohen & Steers MLP & Energy Opportunity Fund, Inc.

Registration No. 333-189934; 811-22867

Dear Mr. Grzeskiewicz:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Cohen & Steers MLP & Energy Opportunity Fund, Inc. hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective as soon as possible on December 19, 2013 or as soon as possible thereafter.

The request of the representative of the distributor, Cohen & Steers Securities, LLC, will be delivered to you by separate letter.

Very truly yours,

COHEN & STEERS MLP & ENERGY OPPORTUNITY FUND, INC.

By:	/s/ Tina M. Payne
Assistant Secretary